

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Sergio Carlo Scalpelli
Chief Executive Officer
Brera Holdings PLC
Connaught House, 5th Floor
One Burlington Road
Dublin 4
D04 C5Y6
Ireland

> **Re: Brera Holdings PLC**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 30, 2022**
> **File No. 333-268187**

Dear Sergio Carlo Scalpelli:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1. We note your references to an "estimated" offering price per share of $5.00 throughout the filing. Because you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, amend your disclosure to provide a bona fide estimate of a range of the maximum offering price per share, rather than an "estimated" price. See Instruction 1(A) to Item 501(b)(3) of Regulation S-K.

You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua